Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111
December 1, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Parker Morrill

Re:	Diamond Foods, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed November 6, 2009 File No. 333-162221
Dear Mr. Morrill:
          We have received your letter, dated November 17, 2009, conveying commen of the staff of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filling of Diamond Foods, Inc. (“Company”). Our response to your comment is provided below. For ease of reference, we have set forth below the staff’s comment in bold, italicized text.
General
1.	We note your response to our prior comment 3. Because you are registering the offer and sale of your common stock, it appears that your registration statement should also register the offer and sale of the preferred stock purchase rights associated with your common stock. See Securities Act Forms Compliance and Disclosure Interpretations Question 116.16, available at www.sec.gov. Please revise your filing to register the offer and sale of such rights. In addition, please obtain and file a revised legal opinion that addresses the legality of such rights.
Response:
          We have revised the filing and submitted the revised legal opinion as requested.
          Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 445-7444, or Horace Nash, Esq. of Fenwick & West LLP, our outside legal counsel, at (650) 335-7934.

Sincerely,
/s/ Steven M. Neil
Steven M. Neil
Executive Vice President Chief Financial and Administrative Officer

cc:	Stephen Kim, Esq., Diamond Foods, Inc. Horace Nash, Esq., Fenwick & West LLP